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                                   Filed by Sybase, Inc.
                                   Pursuant to Rule 425 under
                                   the Securities Act of 1933
                                   Subject Company: New Era of Networks, Inc.
                                   Commission File No. 000-22043



NEON Acquisition; e-Business Division -
Conference Call

                                                                    CALL OUTLINE

John:

Good afternoon everyone and thank you for joining us today. I'm John Chen, chairman, president and CEO of Sybase, Inc. and with me is Rick Adam, chairman and CEO of New Era of Networks, Inc., otherwise known as NEON. Also with us this afternoon is Pieter Van der Vorst, Sybase's Chief Financial Officer who will be available to help answer questions.

We are very excited about this afternoon's news and are anxious to discuss some of the details with you. Before we get started, let me have Pieter take a moment to review Sybase's safe harbor statement, Pieter.

Pieter Van der Vorst: Reads Safe Harbor Language

SEVERAL OF THE STATEMENTS WE WILL MAKE THIS AFTERNOON REGARDING SYBASE'S PROPOSED ACQUISITION OF NEON INVOLVE RISKS AND UNCERTAINTIES, INCLUDING STATEMENTS REGARDING THE EFFECT OF THIS TRANSACTION ON SYBASE'S EARNINGS AND ITS BUSINESS, SYBASE'S EXPECTATIONS REGARDING THE SUCCESS OF NEON'S PRODUCTS IN SYBASE'S PRODUCT LINES, AND SYBASE'S EXPECTATIONS REGARDING THE GROWTH OF THE E-BUSINESS MARKET GENERALLY. ACTUAL RESULTS MAY NOT BE REALIZED, OR MAY VARY MATERIALLY FROM RESULTS THAT MAY BE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE RISKS INHERENT IN COMPLETING THE ACQUISITION OF NEON ON A TIMELY BASIS, IF AT ALL, THE SUCCESSFUL INTEGRATION OF NEON INTO SYBASE'S BUSINESS, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF THE PRODUCTS AND SERVICES OF THE COMBINED COMPANIES, SYBASE'S ABILITY TO REMAIN COMPETITIVE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN EACH



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COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION,
INCLUDING, BUT NOT LIMITED TO, SYBASE'S REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND ITS REPORTS ON FORM 10-Q FOR ITS FISCAL QUARTERS ENDING MARCH 31, JUNE 30 AND SEPTEMBER 30, 2000.

John Chen:

Thanks Pieter.

We are delighted to be here this afternoon to discuss our plans to acquire leading e-Business enabler, New Era of Networks, Inc., or NEON. We are very excited about the transaction and what it can bring to Sybase, NEON and our respective customers going forward.

With the acquisition of NEON, Sybase will be able to expand and enhance its existing e-Business solution product offerings with key NEON technology, including NEON's Process Server, e-Biz Integrator and prepackaged solution Adapters. In addition, Sybase would acquire a world-class engineering team and sales organization, which has an outstanding reputation for customer satisfaction.

Integration technology is perhaps the most critical segment of the e-Business infrastructure marketplace, given the need of many businesses to translate and connect existing applications with newer e-Business applications. With NEON's technology, Sybase will join an elite group of e-Business infrastructure providers, and put the Company in the same class as the top-two most highly recognized e-Business infrastructure players, IBM and BEA.

Why NEON? While Sybase is a leading provider of enterprise portal, integration and database technology, we need to develop key customer solution areas, most notably in the application-to-application space (A2A), and in the integration and automation of e-Business processes -- both within and across enterprises -- allowing end-to-end business functionality on the Internet.

NEON's technology benefits customers in five critical ways.

   o First, NEON technology integrates Web-facing applications with operational systems, including implementing functions such as customer service, fulfillment and procurement;

   o Second, NEON technology allows enterprise-to-enterprise integration, providing electronic links between customers, partners and suppliers;


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   o Third, NEON technology allows for implementation of and participation in
     Internet markets;
   o Fourth, NEON technology integrates information from operational systems into Web portals, with the ability to provide security and customization, and;
   o Fifth, like Sybase, NEON technology extends business processes to mobile channels, by integrating technology for wireless connectivity.

The acquisition of NEON and its suite of e-Business solutions will place Sybase in an even stronger position to provide open, flexible and fully-integrated solutions for enterprise level customers. NEON's technology is also expected to expand Sybase's opportunities in new vertical markets where we currently have little or no penetration -- namely, in retail, manufacturing, distribution, and utilities. The addition of NEON's vertical relationships would also enhance Sybase's historic strongholds in financial services, telecommunications, health-care and the public sector. With NEON, our customers will be able to look to a single-source to meet their enterprise level software needs.

Our plans to acquire NEON include plans to form a new e-Business Division focused on integrating elements of NEON's product lines and offerings with Sybase's flagship Enterprise Portal (EP) solutions. Guided by Rick Adam, NEON's current chairman and CEO, in the role of president, we expect this new division to dramatically expand Sybase's role from a supplier of enterprise-class infrastructure technology to one offering the most complete and competitive enterprise e-Business software suite available on the market. The division would offer products and services addressing:

     1. Internal integration of existing applications;
     2. External integration for business-to-business commerce;
     3. Ability to build new application functionality;
     4. Content management, and;
     5. Delivery of information to mobile and wireless devices.

The combination of NEON and Sybase would result in approximately 5,500 employees and more than 43,000 customers worldwide.

RICK, DO YOU WANT TO ADD ANYTHING?

RICK ADAM:


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[BRIEF REMARKS FROM RICK] WE ARE VERY EXCITED ABOUT JOINING THE SYBASE TEAM,
PROVIDING CUSTOMERS WITH OPEN, SCALABLE, AND FLEXIBLE PLATFORMS. NEON IS A PIONEER IN THE CREATION OF SOFTWARE FOR ENTERPRISE APPLICATION INTEGRATION, AND WAS INFLUENTIAL IN CREATING A NEW MARKET IN THE MID-90S. NEON ESTABLISHED A LONG HISTORY OF SUCCESSFUL BUSINESS PROCESS INTEGRATION PROJECTS, AND IN 2000, DELOITTE & TOUCHE RANKED NEON 47TH NATIONALLY IN ITS TECHNOLOGY FAST 500 LIST. AS THE NEW ECONOMY HAS TAKEN HOLD, CORPORATIONS HAVE COME TO RECOGNIZE NOT ONLY THE CONTINUED NEED FOR APPLICATION INTEGRATION, BUT ALSO THE OVERWHELMING IMPORTANCE OF E-BUSINESS INTEGRATION. WITH OUR COMBINED STRENGTHS, THE SYBASE-NEON COMBINATION WOULD ALSO GIVE OUR CUSTOMERS CLOSE TO ONE-STOP SHOPPING.

NEON CURRENTLY HAS MORE THAN 80 STRATEGIC PARTNERS, INCLUDING WORLD-CLASS ISVs, TECHNOLOGY VENDORS, SYSTEMS INTEGRATORS AND CONSULTANTS, AND KEY PARTNERS INCLUDING BEA SYSTEMS, BROADVISION, COMMERCE ONE, IBM AND MICROSOFT.

ADDITIONALLY, THE STRONG PRODUCT FIT BETWEEN SYBASE AND NEON PROVIDES US WITH THE OPPORTUNITY TO SHAPE THE FUTURE OF THE INDUSTRY. WE SHARE SIMILAR VALUES AND
MISSIONS IN THAT AREA AND I EXPECT GREAT THINGS GOING FORWARD. . . .JOHN. . .

ON A SEPARATE NOTE, I ALSO WANTED TO ANNOUNCE THAT NEON, ERRING ON THE SIDE OF BEING CONSERVATIVE, HAS INCREASED ITS DECEMBER 31, 2000 BAD DEBT RESERVE (OR, ALLOWANCE FOR DOUBTFUL ACCOUNTS) BY $3 MILLION TO $8.7 MILLION. THIS MODIFIES THE AMOUNT ORIGINALLY REPORTED IN NEON'S EARNINGS RELEASE ON JANUARY 23, 2001. THE EFFECT OF THIS CHANGE IS AN INCREASE IN OUR 2000 REPORTED LOSS PER SHARE FROM (0.16) TO (0.21) ON A PRO FORMA BASIS, EXCLUDING ACQUISITION-RELATED RESTRUCTURING AND OTHER CHARGES. INCLUDING ALL CHARGES, NEON'S 2000 EARNINGS PER SHARE WILL CHANGE FROM (1.62) TO (1.71) PER SHARE. NEON'S AUDITED FINANCIAL STATEMENTS ARE AVAILABLE ONLINE AT WWW.NEONSOFT.COM.

John Chen:

Let me now take a minute to talk about the transaction itself: We expect the transaction to close in the second quarter of Sybase's fiscal year 2001, pending governmental approval. Under the terms of the agreement, each share of NEON common stock will be converted into 0.3878 shares of Sybase common stock, which represents an implied offer price per share of $ 9.50, and results in a net purchase price of approximately $373 million, based on the $24.50 per share closing price of Sybase common stock on February 20, 2001. The exchange offer will be followed by a merger in which Sybase common stock will be issued at the


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same exchange ratio paid in the exchange offer. The acquisition will be accounted for as a purchase and will be tax-free to NEON's stockholders.

The company believes it will reach breakeven on the transaction in the fourth quarter of 2001, and that the transaction will be accretive to earnings in 2002. The acquisition has been approved by the boards of directors of both companies and is also subject to the tender of a majority of the outstanding fully-diluted shares of NEON common stock stockholder approval and other customary closing conditions.

With that, why don't we open it up for questions, operator?

                       **** QUESTION & ANSWER PERIOD ****

Closing Remarks
---------------

John Chen:

Let me just conclude by saying how excited we are at the prospects of joining our two companies. We believe there is a tremendous amount of unrealized value in NEON and its products and services. Sybase has a track record of fiscal and operational discipline, and we expect to bring a similar approach to the combined organization. The agreement to acquire NEON comes on the heels of a record earnings year for Sybase, and caps a three-year re-engineering effort that has successfully transformed us into a premiere provider of integrated e-Business solutions.

Thanks again for joining us today, that concludes our call.

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ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.
- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
- NEON's Solicitation/Recommendation Statement on Schedule 14D-9.
These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public


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reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the
SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.


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